SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Williams-Sonoma, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

Stock-Settled Stock Appreciation Rights

(Title of Class of Securities)

969904101

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Seth R. Jaffe, Esq.

David R. King, Esq.

Williams-Sonoma, Inc.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Aaron J. Alter, Esq.

Richard A. Kline, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$7,695,772	$429.42

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock-settled stock appreciation rights to purchase 3,156,600 shares of common stock of Williams-Sonoma, Inc. having an aggregate value of $7,695,772 as of March 16, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $429.42.

Form or Registration No.: Schedule TO-I.

Filing party: Williams-Sonoma, Inc.

Date filed: March 16, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on March 16, 2009, as amended on April 6, 2009 (the “Schedule TO”) by Williams-Sonoma, Inc., a California corporation (“Williams-Sonoma” or the “Company”), in connection with the Company’s offer to exchange, for Restricted Stock Units (“RSUs”), certain options and stock-settled stock appreciation rights (“SSARs”) to purchase up to an aggregate of 3,156,600 shares of the Company’s common stock, whether vested or unvested, that were granted on or before August 9, 2007 with an exercise price per share above $27.72 (the “Exchange”).

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on April 10, 2009 at 9:00 p.m. Pacific Time. We have accepted for cancellation options and stock-settled stock appreciation rights covering 2,979,735 shares of the Company’s common stock, which were cancelled as of April 10, 2009. We have issued 842,019 RSUs in exchange for the options and stock-settled stock appreciation rights surrendered in the Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

WILLIAMS-SONOMA, INC.

/s/ Sharon L. McCollam
Sharon L. McCollam
Executive Vice President,
Chief Operating and Chief Financial Officer

Date: April 16, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for Restricted Stock Units, dated March 16, 2009.

(a)(1)(B)*	Form of Message to Equity Award Exchange Eligible Associates from Howard Lester, titled “Equity Award Exchange Program,” dated March 16, 2009.

(a)(1)(C)*	Forms of Messages to Equity Award Exchange Eligible Associates, titled “Equity Award Exchange Program - Website Training Sessions” and “Your Associate ID Number.”

(a)(1)(D)*	Election Form.

(a)(1)(E)*	Withdrawal Form.

(a)(1)(F)*	Forms of Confirmation Messages of Receipt of Election or Withdrawal Forms.

(a)(1)(G)*	Forms of Reminder Messages.

(a)(1)(H)*	Screen Shots of Offer Website.

(a)(1)(I)*	Form of Schedule of Eligible Awards.

(a)(1)(J)*	Guide to the Equity Award Exchange Program.

(a)(1)(K)*	Additional Reminder Message.

(b)	Not applicable.

(d)(1)*	Amended and Restated Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan.

(d)(2)*	Form of Restricted Stock Unit Agreement under the Amended and Restated Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended May 4, 2008, as filed with the Commission on June 11, 2008, File No. 001-14077.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.